Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, California 94304

September 10, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3030
Washington, D.C. 20549

Attention:	Mellissa Duru

Re:	Sigma Designs, Inc. – Schedule TO filed on August 24, 2009

Dear Ms. Duru:

On behalf of Sigma Designs, Inc. (the “Company”) and in response to our telephone conference on August 31, 2009 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby provide the following information in response to the verbal comments received from the Staff.  The Registrant’s attempt to summarize what it understands to be the Staff’s comments raised on the August 31st telephone conference and its responses thereto are set forth below.

1.  We note what we perceive to be an incorrect date reference for the expiration of the offer period contained in your Offer to Exchange.  Please confirm the correct expiration date of the offer period to your potential exchange participants prior to the expiration of the offer period.

Response:  On September 10, 2009, the Registrant filed Amendment No. 1 to its Tender Offer Statement on Schedule TO (the “Amendment”).  Attached as exhibit (a)(1)(L) to the Amendment is the form of email communication distributed by the Company’s Chief Financial Officer, which among other items, contains a statement that the offer expires on September 22, 2009, despite contrary information on the cover page of the Offer to Exchange or otherwise.  This communication was distributed to all eligible option holders on September 10, 2009.

2.  We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995.  Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with an exchange offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please confirm that you will avoid making reference to that Act in all future communications in connection with the exchange offer and that you do not intend to seek the safe harbor protections for forward-looking statements contained in the federal securities laws in respect of any statement that you make in connection with the exchange offer.

September 10, 2009

Response:  The Company hereby represents that it will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the exchange offer.  The Company does not intend to seek the safe harbor protections for forward-looking statements contained in the federal securities laws in respect to any statement that it makes in connection with the exchange offer.  In addition, the Company included a statement in its September 10, 2009 email communication to eligible option holders that the forward-looking statement information contained on page 10 of the Offer to Exchange did not apply to the exchange offer.

* * *

The Company acknowledges the following:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (650) 233-4754.

Very truly yours,

/s/ James J. Masetti
James J. Masetti

cc:           Thomas E. Gay, III
Chief Financial Officer
Sigma Designs, Inc.